Nexa Reaffirms Total Mining Production Guidance for All Metals, Lowers Mining Cash Cost and Capital Expenditures 2024 Guidance

Luxembourg, October 24, 2024 – Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: NEXA) today reaffirms its 2024 guidance for total zinc and lead production in the mining segment, updates production guidance for certain of its mines and lowers mining cash cost and capital expenditures guidance. The figures contained in this report are forward-looking statements, preliminary and unaudited. The financial results for the third quarter of 2024 will be published on Thursday, October 31, 2024 (after trading hours).

Summary Highlights

▪	Consolidated zinc production for 2024 remains unchanged overall. Increased production for Cerro Lindo, Vazante, and Atacocha is expected to offset reductions for Aripuanã and the exclusion of Morro Agudo contributions, following its sale and cessation of mining activities on April 30, 2024. We are increasing zinc production guidance at Cerro Lindo, Vazante, and Atacocha by 15%, 9%, and 14%, respectively (at the mid-point of the guidance range). Conversely, guidance for Aripuanã has been reduced by 26%, and Morro Agudo by 64%. El Porvenir’s zinc production guidance was nearly unchanged.
▪	Consolidated lead production guidance for 2024 also remains unchanged. Increased production for Cerro Lindo, El Porvenir, and Atacocha is expected to offset reductions for Aripuanã and Morro Agudo (excluded from guidance as of May 1, 2024). We are increasing lead production guidance at Cerro Lindo, El Porvenir, and Atacocha by 24%, 12%, and 9%, respectively. Conversely, guidance for Aripuanã and Morro Agudo has been reduced by 23% and 58%, respectively. Lead production guidance for Vazante remains unchanged.
▪	Copper and silver production guidance for 2024 remains unchanged at 30-35kt and 11-13MMoz, respectively.
▪	Our 2024 metal sales guidance for our smelting segment remains unchanged at 580-605kt.
▪	Our run-of-mine mining cost, our conversion cost and cash cost net of by-products credits for the smelting segment remain unchanged.
▪	Cash Cost net of by-products credits for the mining segment has been revised downward by 64% (to US$0.03-0.20 per pound of zinc sold) due to higher LME metal prices and year-to-date performance, increasing by-products contribution, and slightly lower treatment charges (“TCs”).
▪	Our 2024 CAPEX guidance has been revised downward by US$11 million, from US$311 million to US$300 million, primarily due to positive FX impacts and continued efforts and initiatives to optimize capital allocation.
▪	Our 2024 Exploration & Project Evaluation and Other expenses guidance remains unchanged at US$93 million.

2024 Production Guidance – Mining Segment

Mining production		2024e			2024e
(Metal in concentrate)		Previous			Updated

Zinc	kt	323	-	381	323	-	381
Cerro Lindo		73	-	86	84	-	99
El Porvenir		51	-	57	50	-	58
Atacocha		8	-	9	9	-	11
Vazante		130	-	148	140	-	163
Morro Agudo (1)		18	-	23	7	-	7
Aripuanã		42	-	57	31	-	42

Mining production		2024e			2024e
(Metal in concentrate)		Previous			Updated

Lead	kt	66	-	82	66	-	82
Cerro Lindo		11	-	13	13	-	17
El Porvenir		23	-	28	25	-	32
Atacocha		11	-	12	12	-	13
Vazante		1	-	1	1	-	1
Morro Agudo (1)		4.3	-	6.6	2.3	-	2.3
Aripuanã		16	-	20	12	-	16

(1) Considers only the four months of operations from January to April 2024.

▪	Cerro Lindo: based on the performance and production forecasts, we have increased Cerro Lindo’s zinc and lead production guidance (at the mid-point of the guidance range) for 2024 by 15% and 24%, respectively. As a result, the updated production guidance for zinc is expected to be between 84-99kt, and for lead, between 13-17kt. This increase is mainly due to higher average grades and higher mined ore volumes.
▪	El Porvenir: based on the performance and production forecasts, we have increased El Porvenir’s lead production guidance (at the mid-point of the guidance range) for 2024 by 12%, resulting in an updated lead production guidance of 25-32kt. El Porvenir’s zinc production guidance remains nearly unchanged. The increase in lead guidance is mainly attributed to higher metal recoveries and slightly higher mined ore volumes.
▪	Atacocha: based on the performance and production forecasts, we have increased Atacocha’s zinc and lead production guidance (at the mid-point of the guidance range) for 2024 by 14% and 9%, respectively. As a result, the updated zinc production guidance is 9-11kt, and lead production is 12-13kt. This improvement is due to higher mined ore volumes, slightly better metal recoveries, and higher zinc average grades, partially offset by slightly lower lead average grades.
▪	Vazante: based on the performance and production forecasts, we have increased Vazante’s zinc production guidance (at the mid-point of the guidance range) for 2024 by 9%, with an updated zinc production range of 140-163kt. The lead production guidance remains unchanged. The increased zinc production guidance is primarily driven by higher mined ore volumes, partially offset by lower zinc average grades and slightly lower metal recoveries.
▪	Morro Agudo: as previously disclosed, we announced the closing of the sale transaction on July 1, 2024, and mining activities attributed to Nexa ceased on April 30, 2024. Consequently, the year-to-date production for zinc and lead has been included in our updated guidance: 7kt for zinc and 2.3kt for lead, reflecting only the four months of operations from January to April 2024.
▪	Aripuanã: based on the performance and production forecasts, we have reduced Aripuanã’s zinc and lead guidance (at the mid-point of the guidance range) for 2024 by 26% and 23%, respectively. The updated production guidance is now 31-42kt for zinc and 12-16kt for lead. The guidance reduction is primarily attributed to lower mined and treated ore volumes and fewer working days, mainly driven by the previously disclosed debottlenecking activities in the early months of the year combined with the peak of the rainfall season in the same period, as well as a short-term mine plan comprising lower-than-expected ore grades. Additionally, challenges in the filter circuit and flotation system were experienced, resulting in lower volumes. Despite these challenges, we remain focused on improving operational performance, with expectations of increasing plant throughput rates and reducing operating costs, while maintaining the concentrate grades and maximizing metal recoveries in the coming periods.

2

2024 Cash Cost Guidance

We have lowered our 2024 cash cost net of by-products credits guidance for our mining segment. Run-of-mine mining costs, conversion cost, and cash cost net of by-products credits for the smelting segment remain unchanged. The 2024 cash cost assumptions are based on several factors, including but not limited to:

▪	Zinc and other metals production volumes.
▪	Updated commodity prices forecast for 2024e – (Zn: US$1.21/lb, Cu: US$4.14/lb, Pb: US$0.95/lb, Ag: US$27.8/oz, Au: US$2,328/oz); and 4Q24e – (Zn: US$1.21/lb, Cu: US$4.18/lb, Pb: US$0.97/lb, Ag: US$30.0/oz, Au: US$2,450/oz), versus previous 2024e - (Zn: US$1.13/lb, Cu: US$3.76/lb, Pb: US$0.95/lb, Ag: US$23.5/oz, Au: US$1,945/oz);
▪	Updated foreign exchange rates for 2024e – (BRL/USD: 5.25 and Soles/USD: 3.74); and 4Q24e – (BRL/USD: 5.32 and Soles/USD: 3.71) versus previous 2024e – (BRL/USD: 4.90 and Soles/USD: 3.67); and
▪	2024 zinc treatment charges (“TCs”) of US$165/t concentrate versus the previous 2024e estimate of US$174/t concentrate.
Mining Operating costs	Cash Cost (US$/lb)			Cash Cost (US$/lb)

	2024e			2024e
	Previous			Updated

Mining Cash Cost (1)	0.23	-	0.42	0.03	-	0.20
Cerro Lindo	(0.22)	-	0.03	(0.56)	-	(0.28)
El Porvenir	(0.02)	-	0.25	(0.09)	-	0.18
Atacocha	(0.27)	-	(0.02)	(0.85)	-	(0.59)
Vazante	0.52	-	0.60	0.46	-	0.52
Morro Agudo (2)	0.80	-	1.24	0.93	-	0.93

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) Considers only the four months of operations from January to April 2024.

Note: Consolidated cash costs do not include Aripuanã.

Full-year cash cost guidance has been revised downward by 64% (the mid-point of the guidance range) to US$0.03-0.20/lb from the previous US$0.23-0.42/lb. This adjustment is based on year-to-date performance and forecasts of higher-than-expected LME metal prices, leading to higher by-products contribution (in both prices and volumes), as well as slightly lower TCs, positively impacting our mining segment.

In Peru, cash costs have decreased across all mines, primarily due to higher by-products contribution and slightly lower TCs.

In Brazil, the updated cash cost guidance for Vazante reflects the positive effects of higher by-products contribution (in both prices and volumes), slightly lower TCs, and the depreciation of the Brazilian real against the U.S. dollar.

For Morro Agudo, as mentioned above, the sale transaction was completed on July 1, 2024, with mining activities ceasing on April 30, 2024. The year-to-date cash cost performance, reflecting only the four months of operations from January to April 2024, has been incorporated into our updated guidance.

2024 CAPEX

In line with our ongoing capital allocation strategy, we have revised our capital expenditures guidance downward by US$11 million, bringing the updated figure from US$311 million to US$300 million.

3

We plan to invest US$261 million in sustaining investments (unchanged vs. the previous guidance), with US$187 million allocated to mining, and US$74 million to smelting (vs. US$200 million and US$61 million, respectively, in the previous guidance).

Health, safety and environmental (“HS&E”) capital expenditures are now projected at US$20 million (down from US$24 million in the prior guidance). This reduction reflects efficiency improvements. This optimization allows us to maintain our commitment to safety and environmental standards while strategically aligning expenditures across other priority areas.

Other non-expansion capital expenditures are forecasted to total US$16 million in 2024 (vs. US$21 million in the previous guidance).

CAPEX	2024e	2024e
(US$ million)	Previous	Updated
Non-Expansion	307	297
Sustaining (1)	261	261
HS&E	24	20
Others (2)	21	16

Expansion projects (3)	4	3
TOTAL	311	300

(1) Investments in tailing dams and mine development are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes Vazante deepening (US$2 million), among several other projects to improve operational performance.

4

UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the third quarter of 2024 will be published on Thursday, October 31, 2024, after trading hours. Nexa will host a conference call to discuss the results on Friday, November 1, 2024, at 9:00am (EST).

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla, located in Lima, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

5

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all in sustaining cash cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Guidance Update contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “guidance”, “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

6

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

7